

January 28, 2013

Via E-mail
Mr. John P. D. Cato
Chief Executive Officer
The Cato Corporation
8100 Denmark Road
Charlotte, NC 28273-5975

> **Re:** **The Cato Corporation**
> **Form 10-K for the Fiscal Year**
> **Ended January 28, 2012**
> **Filed March 27, 2012**
> **File No. 001-31340**

Dear Mr. Cato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 8. Financial Statements and Supplementary Data, page 30

Notes to Consolidated Financial Statements, page 36

Note 5 – Fair Value Measurements, page 48

1. We note your disclosures indicating that you hold a single auction rate security carried at $3.5 million that continues to fail its auction. Please tell us if you continue to earn interest on this investment, whether you have collected all interest payments when due

and if you expect full and timely payments in the future. Also clearly disclose the following in future filings:

- the specific characteristics of your auction-rate security, including the amount, issuer, nature, underlying collateral, and credit rating;

- the factors that may affect the value or liquidity of your auction-rate security; and

- how the interest rate on this investment will be determined and any associated material risks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining